Exhibit 99.1

Sapiens Reports Third Quarter 2020 Financial Results

Holon, Israel, November 5, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the third quarter ended September 30, 2020.

Summary Results for Third Quarter 2020 (USD in millions, except per share data)

	GAAP			Non-GAAP
	September 30, 2020	September 30, 2019	% Change	September 30, 2020	September 30, 2019	% Change
Revenue	$97.6	$82.6	18.2%	$98.0	$82.6	18.5%
Gross Profit	$40.1	$33.3	20.3%	$44.2	$36.7	20.4%
Gross Margin	41.0%	40.3%	70 bps	45.1%	44.4%	70 bps
Operating Income	$12.1	$10.1	19.6%	$17.9	$13.5	32.0%
Operating Margin	12.4%	12.2%	20 bps	18.2%	16.4%	180 bps
Net Income (*)	$9.3	$7.4	25.9%	$13.7	$10.4	32.0%
Diluted EPS	$0.18	$0.15	20.0%	$0.27	$0.21	28.6%

(*) Attributable to Sapiens’ shareholders.

“Sapiens delivered strong execution across key geographies and product lines to grow third quarter non-GAAP revenue by 18.5%, fueled by outstanding strategic performance in Europe and North America and leveraging existing customer relationships to upsell products and services. Non-GAAP Operating margin increased to a record of 18.2%, an increase of 180 basis points year-over-year.” said Roni Al-Dor, Sapiens president and CEO.

Lately our products received excellent recognition from the analysts and research community across both Life and P&C, and in North America and Europe:

●	In Europe, we have been recognized as Leaders in the 2 Gartner Magic Quadrant for policy administration and insurance platform for both our Life and P&C solutions

●	In North America, we have received the Excellent award by Celent in the Life New Business and Underwriting report

“Our outlook for 2020 has improved despite COVID-19. We continue to sign new business and increase our revenue from existing customers. In addition, the Delphi acquisition enhances our position as a leading solutions provider in the MPL market in North America. As such, we are raising our 2020 revenue guidance range,” concluded Roni Al-Dor. “Our revised 2020 non-GAAP revenue range is now $381 million to $383 million, as compared to our prior range of $376 million to $381 million., we are also increasing the range of our non-GAAP operating margin for 2020 to 17.6% to 17.7% from prior range of 16.5% to 16.9%.”

Quarterly Results Conference Call

Management will host a conference call and webcast on November 5, 20202 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-668-9141 ; International: +972-3-918-0609; UK: 0-800-917-9141.

The live webcast of the call can be viewed on Sapiens’ website at https://www.sapiens.com/investor-relations/ir-events-presentations/.

If you are unable to join live, a replay of the call will be accessible until November 14, 2020, as follows: North America: 1-877-456-0009; International: 972-3-9255901. A recorded version of the webcast will also be available via the Sapiens website for three months at the same location.

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back payments related to investment in the new campus in India, cash payments made for former acquisitions in respect of  future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact

Brett Mass

Managing Partner

Hayden IR

Phone: +1 646-536-7331

Email: Brett.Masss@HaydenIR.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	97,645	82,643	281,242	238,959
Cost of revenue	57,567	49,316	166,641	144,371

Gross profit	40,078	33,327	114,601	94,588

Operating expenses:
Research and development, net	10,375	9,445	30,229	27,145
Selling, marketing, general and administrative	17,606	13,767	49,594	39,797
Total operating expenses	27,981	23,212	79,823	66,942

Operating income	12,097	10,115	34,778	27,646

Financial and other expenses, net	1,042	261	2,593	1,749
Taxes on income	1,520	2,349	6,430	6,350

Net income	9,535	7,505	25,755	19,547

Attributable to non-controlling interest	196	87	299	134

Net income attributable to Sapiens’ shareholders	9,339	7,418	25,456	19,413

Basic earnings per share	0.19	0.15	0.51	0.39

Diluted earnings per share	0.18	0.15	0.50	0.38

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	50,625	50,027	50,367	50,005

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	51,581	50,742	51,280	50,534

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	97,968	82,643	281,565	238,959
Cost of revenue	53,762	45,931	155,668	134,349

Gross profit	44,206	36,712	125,897	104,610

Operating expenses:
Research and development, net	11,881	10,986	34,423	31,648
Selling, marketing, general and administrative	14,466	12,196	42,218	35,101
Total operating expenses	26,347	23,182	76,641	66,749

Operating income	17,859	13,530	49,256	37,861

Financial and other expenses, net	1,042	261	2,593	1,749
Taxes on income	2,875	2,770	8,866	7,635

Net income	13,942	10,499	37,797	28,477

Attributable to non-controlling interest	196	87	299	134

Net income attributable to Sapiens’ shareholders	13,746	10,412	37,498	28,343

Basic earnings per share	0.27	0.21	0.74	0.57

Diluted earnings per share	0.27	0.21	0.73	0.56

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	50,625	50,027	50,367	50,005

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	51,581	50,742	51,280	50,534

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	97,645	82,643	281,242	238,959
Valuation adjustment on acquired deferred revenue	323	-	323	-
Non-GAAP revenue	97,968	82,643	281,565	238,959

GAAP gross profit	40,078	33,327	114,601	94,588
Revenue adjustment	323	-	323	-
Amortization of capitalized software	1,600	1,438	4,627	4,169
Amortization of other intangible assets	2,205	1,947	6,346	5,853
Non-GAAP gross profit	44,206	36,712	125,897	104,610

GAAP operating income	12,097	10,115	34,778	27,646
Gross profit adjustments	4,128	3,385	11,296	10,022
Capitalization of software development	(1,506)	(1,541)	(4,194)	(4,503)
Amortization of other intangible assets	825	539	2,112	1,614
Stock-based compensation	1,361	382	2,747	1,123
Acquisition-related costs *)	954	650	2,517	1,959
Non-GAAP operating income	17,859	13,530	49,256	37,861

GAAP net income attributable to Sapiens’ shareholders	9,339	7,418	25,456	19,413
Operating income adjustments	5,762	3,415	14,478	10,215
Taxes on income	(1,355)	(421)	(2,436)	(1,285)
Non-GAAP net income attributable to Sapiens’ shareholders	13,746	10,412	37,498	28,343

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019

Revenues	97,968	93,063	90,534	86,715	82,643
Gross profit	44,206	41,900	39,791	38,402	36,712
Operating income	17,859	16,783	14,614	14,345	13,530
Net income to Sapiens’ shareholders	13,746	13,340	10,412	10,553	10,412
Adjusted EBITDA	19,010	17,854	15,724	15,271	14,523

Basic earnings per share	0.27	0.27	0.21	0.21	0.21
Diluted earnings per share	0.27	0.26	0.20	0.21	0.21

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019

North America	49,979	46,610	44,567	41,787	44,413
Europe	42,394	41,030	40,232	37,504	30,273
Rest of the world	5,595	5,423	5,735	7,424	7,957

Total	97,968	93,063	90,534	86,715	82,643

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019

Cash-flow from operating activities	16,705	14,761	5,759	21,429	18,671
Increase in capitalized software development costs	(1,506)	(1,251)	(1,437)	(1,162)	(1,541)
Capital expenditures	(963)	(393)	(552)	(2,456)	(973)
Capital expenditures related to new campus in India	-	-	-	-	(6,325)
Free cash-flow	14,236	13,117	3,770	17,811	9,832

Capital expenditures related to new campus in India	-	-	-	-	6,325
Cash payments attributed to acquisition-related costs(*) (**)	242	1,562	737	200	100

Adjusted free cash-flow	14,478	14,679	4,507	18,011	16,257

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019

GAAP operating profit	12,097	10,115	34,778	27,646

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	323	-	323	-
Amortization of capitalized software	1,600	1,438	4,627	4,169
Amortization of other intangible assets	3,030	2,486	8,458	7,467
Capitalization of software development	(1,506)	(1,541)	(4,194)	(4,503)
Stock-based compensation	1,361	382	2,747	1,123
Compensation related to acquisition and acquisition-related costs	954	650	2,517	1,959

Non-GAAP operating profit	17,859	13,530	49,256	37,861

Depreciation	1,151	993	3,332	2,544

Adjusted EBITDA	19,010	14,523	52,588	40,405

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2020	2019
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	131,667	66,295
Trade receivables, net and unbilled receivables	63,805	50,221
Investment in restricted deposit	-	22,890
Other receivables and prepaid expenses	10,399	7,817

Total current assets	205,871	147,223

LONG-TERM ASSETS
Property and equipment, net	16,744	16,601
Severance pay fund	5,377	5,106
Goodwill and intangible assets, net	266,696	228,691
Operating lease right-of-use assets	49,300	49,539
Other long-term assets	6,095	5,261

Total long-term assets	344,212	305,198

TOTAL ASSETS	550,083	452,421

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	5,306	5,107
Current maturities of Series B Debentures	19,796	9,898
Accrued expenses and other liabilities	67,465	60,574
Current maturities of operating lease liabilities	9,558	8,312
Deferred revenue	26,450	21,021

Total current liabilities	128,575	104,912

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	98,681	58,850
Deferred tax liabilities	6,395	5,082
Other long-term liabilities	10,847	8,321
Long-term operating lease liabilities	44,934	43,394
Accrued severance pay	7,274	6,364

Total long-term liabilities	168,131	122,011

REDEEMABLE NON-CONTROLLING INTEREST	477	-

EQUITY	252,900	225,498

TOTAL LIABILITIES AND EQUITY	550,083	452,421

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the Nine months ended June 30,
	2020	2019
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	25,755	19,547
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	16,417	14,180
Accretion of discount on Series B Debentures	91	124
Capital gain from sale of property and equipment	4	(129)
Stock-based compensation related to options issued to employees	2,747	1,123

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	(10,225)	3,642
Deferred tax assets, net	(391)	(2,664)
Other operating assets	3,653	1,425
Trade payables	(778)	(1,534)
Other operating liabilities	(294)	4,562
Deferred revenues	(194)	4,419
Accrued severance pay, net	440	33

Net cash provided by operating activities	37,225	44,728

Cash flows from investing activities:
Purchase of property and equipment	(1,908)	(9,018)
Investment in deposit	(379)	(1,119)
Proceeds from sale of property and equipment	12	821
Proceeds from restricted deposit used for completed acquisition	22,890	-
Payments for business acquisitions, net of cash acquired	(35,395)	(1,572)
Capitalized software development costs	(4,194)	(4,503)

Net cash used in investing activities	(18,974)	(15,391)

Cash flows from financing activities:
Proceeds from employee stock options exercised	4,919	435
Distribution of dividend	(7,044)	(10,362)
Repayment of Series B Debenture	(9,898)	(9,898)
Issuance of Series B Debentures	60,386	-
Receipt of short-term loan	20,000	-
Repayment of loan	(20,000)	(4)
Payment of contingent considerations	(538)	(120)
Dividend to non-controlling interest	-	(66)

Net cash provided by (used in) financing activities	47,825	(20,015)

Effect of exchange rate changes on cash and cash equivalents	(704)	(812)

Increase in cash and cash equivalents	65,372	8,510
Cash and cash equivalents at the beginning of period	66,295	64,628

Cash and cash equivalents at the end of period	131,667	73,138

Debentures Covenants

As of September 30, 2020, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

●	Target shareholders’ equity (excluding minority interest): above $120 million.

●	Actual shareholders’ equity equal to $251 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

●	Actual ratio of net financial indebtedness to net capitalization equal to (5.05)%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

●	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (0.18).

In October 2020, the company completed a capital raise of $100M.